82-137

SUPPL

POWER CORPORATION OF CANADA
751 VICTORIA SQUARE, MONTRÉAL, QUÉBEC, CANADA H2Y 2J3

TELEPHONE (514) 286-7400
TELECOPIER (514) 286-7424

DIVIDEND NOTICE

NOTICE IS HEREBY GIVEN that the Board of Directors of Power Corporation of Canada has declared the following dividends:

(1) A dividend (No. 79) on the outstanding Cumulative Redeemable First Preferred Shares, 1986 Series (POW.PR.F) of the Corporation, for the quarter ending October 15, 2005, payable October 15, 2005 to shareholders of record at the close of business on September 23, 2005 in an amount per share to be determined in accordance with the Articles of Continuance of the Corporation.

(2) A dividend (No. 25) of 35 cents per share on the First Preferred Shares, Series A (POW.PR.A) of the Corporation, for the quarter ending October 15, 2005, payable October 15, 2005 to shareholders of record at the close of business on September 23, 2005.

(3) A dividend (No. 16) of 33.4375 cents per share on the First Preferred Shares, Series B (POW.PR.B) of the Corporation, for the quarter ending October 15, 2005, payable October 15, 2005 to shareholders of record at the close of business on September 23, 2005.

(4) A dividend (No. 12) of 36.25 cents per share on the First Preferred Shares, Series C (POW.PR.C) of the Corporation, for the quarter ending October 15, 2005, payable October 15, 2005 to shareholders of record at the close of business on September 23, 2005.

(5) A dividend (No. 308) of 16.875 cents per share on the outstanding Participating Preferred Shares (POW.PR.E) of the Corporation, for the quarter ending September 30, 2005, payable September 30, 2005 to shareholders of record at the close of business on September 9, 2005.

.../2

(6) A dividend (No. 250) of 16.875 cents per share on the outstanding Subordinate Voting Shares (POW.SV) of the Corporation, for the quarter ending September 30, 2005, payable September 30, 2005 to shareholders of record at the close of business on September 9, 2005.

BY ORDER OF THE BOARD

Edward Johnson
Vice-President, General Counsel
and Secretary

Montréal, Québec
August 5, 2005

POWER
CORPORATION
OF CANADA

NEWS RELEASE

751 VICTORIA SQUARE, MONTRÉAL, QUÉBEC, CANADA H2Y 2J3 TELEPHONE (514) 286-7400 TELECOPIER (514) 286-7424

FOR IMMEDIATE RELEASE

Readers are referred to the disclaimer regarding Non-GAAP Financial Measures at the end of this release. Per share figures related to the periods ending June 30, 2004 have been adjusted to reflect the two-for-one subdivision of the participating shares of the Corporation that became effective on July 23, 2004.

FINANCIAL RESULTS FOR FIRST SIX MONTHS OF 2005

Winnipeg, Manitoba, August 5, 2005 – Power Corporation of Canada's operating earnings for the six-month period ended June 30, 2005 were $523 million or $1.14 per share, compared with $480 million or $1.05 per share for the same period in 2004. This represents an 8.4 per cent increase on a per share basis.

Growth in operating earnings reflects an increase in the contribution from subsidiaries.

Other income was $3 million for the six-month period ended June 30, 2005, consisting primarily of the Corporation's share of Power Financial's other income, compared with $9 million or $0.02 per share in the six-month period in 2004.

As a result, net earnings for the six months ended June 30, 2005 were $526 million or $1.14 per share, compared with $489 million or $1.07 per share in 2004.

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SECOND QUARTER RESULTS

For the quarter ended June 30, 2005, operating earnings of the Corporation were $292 million or $0.64 per share, compared with $271 million or $0.59 per share in the second quarter of 2004, an increase of 7.2 per cent on a per share basis.

Other income was $2 million in the second quarter of 2005, compared with $11 million or $0.03 per share in the same period of 2004.

Therefore, net earnings were $294 million or $0.64 per share for the quarter ended June 30, 2005, compared with $282 million or $0.62 per share in 2004.

RESULTS OF POWER FINANCIAL CORPORATION

Power Financial Corporation reported operating earnings for the six-month period ended June 30, 2005 of $830 million or $1.14 per share, compared with $751 million or $1.03 per share for the same period in 2004. This represents a 10.6 per cent increase on a per share basis.

Growth in Power Financial's operating earnings reflects an increase in the contribution from its subsidiaries.

Other income was nil for the six-month period ended June 30, 2005, compared with $15 million or $0.02 per share in the same period in 2004.

Net earnings for the six-month period ended June 30, 2005 were $830 million or $1.14 per share, compared with $766 million or $1.05 per share for the same period in 2004.

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For the quarter ended June 30, 2005, operating earnings of Power Financial were $449 million or $0.62 per share, compared with $413 million or $0.57 per share in the second quarter of 2004, an increase of 9.0 per cent on a per share basis.

Other income was $2 million in the second quarter of 2005, compared with $18 million or $0.02 per share in the corresponding period of 2004.

Net earnings were $451 million or $0.62 per share for the quarter ended June 30, 2005, compared with $431 million or $0.59 per share in 2004.

DIVIDENDS

The Board of Directors today declared a dividend on the First Preferred Shares, 1986 Series, payable October 15, 2005 to shareholders of record September 23, 2005 in an amount per share to be determined in accordance with the Articles of Continuance of the Corporation.

A dividend of 35 cents per share was declared on the First Preferred Shares, Series A, payable October 15, 2005 to shareholders of record September 23, 2005.

A dividend of 33.4375 cents per share was declared on the First Preferred Shares, Series B, payable October 15, 2005 to shareholders of record September 23, 2005.

A dividend of 36.25 cents per share was declared on the First Preferred Shares, Series C, payable October 15, 2005 to shareholders of record September 23, 2005.

A dividend of 16.875 cents per share was declared on the Participating Preferred and on the Subordinate Voting Shares, payable September 30, 2005 to shareholders of record September 9, 2005.

Non-GAAP Financial Measures

Operating earnings and operating earnings per share are non-GAAP financial measures that do not have standard meanings and may not be comparable to similar measures used by other issuers.

\- 30 -

Attachments: Financial Information

For further information, please contact:

Edward Johnson
Senior Vice-President, General Counsel and Secretary
(514) 286-7400

Power Corporation of Canada

CONSOLIDATED BALANCE SHEETS

(in millions of dollars)	June 30, 2005 (unaudited)	December 31, 2004 (restated)
Assets		
Cash and cash equivalents	**4,395**	4,142
Investments		
Shares	**4,334**	4,073
Bonds	**56,446**	54,960
Mortgages and other loans	**15,270**	15,051
Loans to policyholders	**6,778**	6,499
Real estate	**1,788**	1,649
	84,616	82,232
Funds withheld by ceding insurers	**2,106**	2,337
Investment in affiliates, at equity	**1,569**	1,698
Goodwill and intangible assets	**10,706**	10,721
Future income taxes	**503**	573
Other assets	**4,440**	4,237
	108,335	105,940
Liabilities		
Policy liabilities		
Actuarial liabilities	**67,183**	65,822
Other	**4,316**	4,273
Deposits and certificates	**701**	711
Funds held under reinsurance contracts	**4,331**	4,108
Debentures and other borrowings (Note 2)	**3,608**	3,640
Preferred shares of subsidiaries (Note 1)	**1,666**	1,666
Capital trust securities and debentures (Note 3)	**650**	651
Future income taxes	**870**	852
Other liabilities	**8,595**	8,423
	91,920	90,146
Non-controlling interests	**9,534**	9,192
Shareholders' Equity		
Stated capital (Note 4)		
Non-participating shares	**545**	545
Participating shares	**408**	389
Contributed surplus	**28**	16
Retained earnings	**6,132**	5,761
Foreign currency translation adjustments	**(232)**	(109)
	6,881	6,602
	108,335	105,940

Power Corporation of Canada

CONSOLIDATED STATEMENTS OF EARNINGS

(unaudited) (in millions of dollars, except per share amounts)	Three months ended June 30 2005	Three months ended June 30 2004 (restated)	Six months ended June 30 2005	Six months ended June 30 2004 (restated)
Revenues				
Premium income	**3,788**	3,940	**8,316**	7,351
Net investment income	**1,384**	1,403	**2,725**	2,801
Fees and media income	**1,238**	1,165	**2,460**	2,245
	6,410	6,508	**13,501**	12,397
Expenses				
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**4,081**	4,333	**8,897**	8,102
Commissions	**504**	471	**1,002**	896
Operating expenses	**874**	876	**1,767**	1,760
Financing charges (Note 5)	**86**	89	**172**	180
	5,545	5,769	**11,838**	10,938
	865	739	**1,663**	1,459
Share of earnings of affiliates	**50**	61	**58**	67
Other income (charges), net (Note 6)	**(2)**	13	**(6)**	–
Earnings before income taxes and non-controlling interests	**913**	813	**1,715**	1,526
Income taxes	**232**	201	**453**	399
Non-controlling interests	**387**	330	**736**	638
Net earnings	**294**	282	**526**	489
Earnings per participating share (Note 7)				
Basic	**0.64**	0.62	**1.14**	1.07
Diluted	**0.63**	0.61	**1.13**	1.05

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Six months ended June 30 (unaudited) (in millions of dollars)	2005	2004
Retained earnings, beginning of year		
As previously reported	**5,761**	5,093
Change in accounting policy	**–**	(4)
As restated	**5,761**	5,089
Add		
Net earnings	**526**	489
	6,287	5,578
Deduct		
Dividends		
Non-participating shares	**15**	15
Participating shares	**140**	118
Premium on subordinated voting shares purchased for cancellation	**–**	3
Other	**–**	(10)
	155	126
Retained earnings, end of period	**6,132**	5,452

Power Corporation of Canada

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited) (in millions of dollars)	Three months ended June 30 2005	Three months ended June 30 2004 (restated)	Six months ended June 30 2005	Six months ended June 30 2004 (restated)
Operating activities				
Net earnings	**294**	282	**526**	489
Non-cash charges (credits)				
Increase (decrease) in policy liabilities	**579**	1,003	**1,458**	1,680
Decrease (increase) in funds withheld by ceding insurers	**102**	42	**230**	270
Increase (decrease) in funds held under reinsurance contracts	**(70)**	–	**(68)**	–
Amortization and depreciation	**28**	24	**57**	48
Future income taxes	**(14)**	106	**137**	95
Non-controlling interests	**387**	330	**736**	638
Dilution gain	**–**	(8)	**–**	(8)
Other	**362**	(835)	**(360)**	(1,299)
	1,668	944	**2,716**	1,913
Financing activities				
Dividends paid				
By subsidiaries to non-controlling interests	**(144)**	(120)	**(291)**	(238)
Non-participating shares	**(8)**	(8)	**(15)**	(15)
Participating shares	**(76)**	(64)	**(140)**	(118)
	(228)	(192)	**(446)**	(371)
Issue of subordinated voting shares	**2**	–	**19**	12
Repurchase of subordinated voting shares for cancellation	**–**	–	**–**	(3)
Repurchase of non-participating shares for cancellation	**–**	(1)	**–**	(2)
Issue of common shares by subsidiaries	**3**	3	**16**	59
Repurchase of common shares by subsidiaries	**(22)**	(55)	**(39)**	(111)
Repayment of debentures and other borrowings	**–**	(223)	**(36)**	(223)
Other	**(59)**	(44)	**(29)**	(39)
	(304)	(512)	**(515)**	(678)
Investment activities				
Bond sales and maturities	**11,326**	9,988	**20,549**	20,203
Mortgage loan repayments	**725**	646	**1,567**	1,101
Sale of shares	**427**	279	**706**	744
Proceeds from securitization	**82**	–	**131**	10
Change in loans to policyholders	**(135)**	(181)	**(172)**	(192)
Change in repurchase agreements	**278**	(124)	**390**	103
Reinsurance transactions	**–**	(8)	**–**	(436)
Acquisition of IPC Financial Network Inc.	**–**	(64)	**–**	(64)
Investment in bonds	**(12,535)**	(10,257)	**(22,063)**	(21,170)
Investment in mortgage loans	**(881)**	(409)	**(1,985)**	(945)
Investment in shares	**(421)**	(406)	**(872)**	(946)
Other	**(142)**	(29)	**(199)**	(19)
	(1,276)	(565)	**(1,948)**	(1,611)
Increase (decrease) in cash and cash equivalents	**88**	(133)	**253**	(376)
Cash and cash equivalents, beginning of period	**4,307**	3,916	**4,142**	4,159
Cash and cash equivalents, end of period	**4,395**	3,783	**4,395**	3,783

Power Corporation of Canada

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) JUNE 30, 2005

ALL TABULAR AMOUNTS ARE IN MILLIONS OF CANADIAN DOLLARS UNLESS OTHERWISE NOTED.

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

The interim unaudited consolidated financial statements of Power Corporation of Canada at June 30, 2005 have been prepared in accordance with generally accepted accounting principles in Canada, using the accounting policies described in Note 1 of the Corporation's consolidated financial statements for the year ended December 31, 2004, except as noted below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Corporation's annual report dated December 31, 2004.

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

Effective January 1, 2005, the Corporation adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Accounting Guideline 15 on Consolidation of Variable Interest Entities. As a result, Lifeco no longer consolidates Great-West Life Capital Trust (GWLCT) and Canada Life Capital Trust (CLCT) but recognizes the related debentures on the Consolidated Balance Sheets (refer to Note 3). This change in accounting policy had no impact on net earnings available to participating shareholders or basic earnings per participating share.

FINANCIAL INSTRUMENTS - DISCLOSURE AND PRESENTATION

Effective for fiscal years beginning on or after November 1, 2004, CICA 3860, Financial Instruments – Disclosure and Presentation was amended to require obligations that an entity must or can settle by issuing a variable number of the issuer's own equity instruments to be presented as liabilities rather than equity. On January 1, 2005, the Corporation has adopted the amended standard retroactively with restatement of prior periods. Some of the subsidiaries' preferred shares ($1,666 million) were reclassified from shareholders' equity to liabilities and the associated preferred dividends were reclassified to financing charges in the Consolidated Statements of Earnings. The change does not have any impact on earnings per share or net earnings available to participating shareholders since preferred share dividends were previously deducted from net earnings in determining net earnings available to participating shareholders.

COMPARATIVE FIGURES

Certain of the 2004 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

Power Corporation of Canada

NOTE 2 DEBENTURES AND OTHER BORROWINGS

	June 30, 2005	December 31, 2004
Power Financial Corporation		
7.65% Debentures, due January 5, 2006	**150**	150
6.90% Debentures, due March 11, 2033	**250**	250
IGM Financial Inc.		
6.75% Debentures 2001 Series, due May 9, 2011	**450**	450
6.58% Debentures 2003 Series, due March 7, 2018	**150**	150
6.65% Debentures 1997 Series, due December 13, 2027	**125**	125
7.45% Debentures 2001 Series, due May 9, 2031	**150**	150
7.00% Debentures 2002 Series, due December 31, 2032	**175**	175
7.11% Debentures 2003 Series, due March 7, 2033	**150**	150
Great-West Lifeco Inc.		
Five-year term facility at rates of: $119 million (2004 – $118 million) at Canadian 90-day Bankers' Acceptance; $31 million (2004 – $31 million) at 90-day LIBOR rate	**150**	149
Subordinated debentures due September 19, 2011 bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	**272**	274
Subordinated debentures due December 11, 2013 bearing a fixed rate of 5.80% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	**210**	210
6.75% Debentures due August 10, 2015, unsecured	**200**	200
6.14% Debentures due March 21, 2018, unsecured	**200**	200
6.40% Debentures due December 11, 2028, unsecured	**100**	101
6.74% Debentures due November 24, 2031, unsecured	**200**	200
6.67% Debentures due March 21, 2033, unsecured	**400**	400
6.625% *Deferrable debentures due November 15, 2034, unsecured* (US$175 million)	**216**	210
Other notes payable with interest of 8.0%	**10**	10
Other		
Bank loan at prime plus a premium varying between 0.875% and 3.750%, due December 31, 2007	**50**	86
	3,608	3,640

NOTE 3 CAPITAL TRUST SECURITIES AND DEBENTURES

	June 30, 2005	December 31, 2004
Capital trust securities[1]		
Trust securities issued by GWLCT	-	350
Trust securities issued by CLCT	-	450
	-	800
Capital trust debentures		
5.995% senior debentures due December 31, 2052, unsecured (GWLCT)	**350**	-
6.679% senior debentures due June 30, 2052, unsecured (CLCT)	**300**	-
7.529% senior debentures due June 30, 2052, unsecured (CLCT)	**150**	-
	800	-
Acquisition-related fair market value adjustment	**36**	37
Trust securities held by the consolidated group as temporary investment	**(186)**	(186)
	650	651

(1) Prior to January 1, 2005, the capital trust securities were presented as part of Non-controlling interests.

GWLCT, a trust established by the Great-West Life Assurance Company (Great-West), had issued $350 million of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West senior debentures in the amount of $350 million, and CLCT, a trust established by the Canada Life Assurance Company (Canada Life), had issued $450 million of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450 million. Effective January 1, 2005, the Corporation is no longer consolidating GWLCT and CLCT. The impact of this change is to not recognize the capital trust securities issued by GWLCT and CLCT and to recognize the debentures issued to the trusts by Great-West and Canada Life. As a result, distributions and interest on the capital trust securities have been reclassified to financing charges on the Consolidated Statements of Earnings.

NOTE 4 CAPITAL STOCK AND STOCK OPTION PLAN

STATED CAPITAL

	June 30, 2005	December 31, 2004
Non-participating shares		
Cumulative Redeemable First Preferred Shares, 1986 Series		
Authorized – Unlimited number of shares		
Issued – 899,878 shares	**45**	45
Series A First Preferred Shares		
Authorized and issued – 6,000,000 shares	**150**	150
Series B First Preferred Shares		
Authorized and issued – 8,000,000 shares	**200**	200
Series C First Preferred Shares		
Authorized and issued – 6,000,000 shares	**150**	150
	545	545
Participating shares		
Participating Preferred Shares		
Authorized – Unlimited number of shares		
Issued – 48,854,772 shares	**27**	27
Subordinate Voting Shares		
Authorized – Unlimited number of shares		
Issued – 399,456,139 (2004 – 396,091,064) shares	**381**	362
	408	389

STOCK-BASED COMPENSATION

During the first quarter of 2005, 1,192,500 options were granted under the Corporation's stock option plan (no options were granted in the second quarter of 2005). The fair value of options granted ($8.64 per option) was estimated using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 2%, expected volatility of 24%, risk-free interest rate of 4% and expected life of 7 years.

During the second quarter of 2004, 1,162,100 options were granted under the Corporation's stock option plan (no options were granted in the first quarter of 2004). The fair value of options granted ($7.92 per option) was estimated using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 2%, expected volatility of 24%, risk-free interest rate of 5% and expected life of 7 years.

In addition, stock options were granted by subsidiaries in 2005 and 2004. Compensation expense of $12 million has been recognized for the six months ended June 30, 2005 ($8 million in 2004).

Options were outstanding at June 30, 2005 to purchase until March 23, 2015, up to an aggregate of 13,894,365 subordinate voting shares, at various prices from $5.21875 to $32.025. During the six months ended June 30, 2005, 3,365,075 shares (1,493,100 in 2004) were issued under the Corporation's plan for an aggregate consideration of $19 million ($12 million in 2004).

NOTE 5 FINANCING CHARGES

Financing charges include interest on debentures and other borrowings, together with distribution and interest on capital trust securities and debentures and dividends on preferred shares now classified as liabilities, as described in Notes 1 and 3.

	Three months ended June 30		Six months ended June 30	
	2005	2004	**2005**	2004
Interest on long-term debentures and other borrowings	**59**	63	**117**	127
Preferred share dividends	**17**	19	**36**	39
Distributions and interest on capital trust securities and debentures	**12**	12	**24**	24
Distributions on capital trust securities held by the consolidated group as temporary investments	**(2)**	(5)	**(5)**	(10)
	86	89	**172**	180

NOTE 6 OTHER INCOME (CHARGES), NET

	Three months ended June 30		Six months ended June 30	
	2005	2004	**2005**	2004
Share of Pargesa's non-operating earnings	**9**	14	**10**	16
Gain resulting from the dilution of Power Financial Corporation's interest in IGM	**–**	8	**–**	8
Restructuring costs – Lifeco (Note 8)	**(11)**	(9)	**(18)**	(18)
Other	**–**	–	**2**	(6)
	(2)	13	**(6)**	–

NOTE 7 EARNINGS PER SHARE

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per participating share computations:

	Three months ended June 30		Six months ended June 30	
	2005	2004	**2005**	2004
Net earnings	**294**	282	**526**	489
Dividends on non-participating shares	**(7)**	(7)	**(15)**	(15)
Net earnings available to participating shareholders	**287**	275	**511**	474
Weighted number of participating shares outstanding (millions) – Basic	**448.0**	444.0	**447.1**	443.5
Exercise of stock options	**12.7**	16.9	**12.7**	16.9
Shares assumed to be repurchased with proceeds from exercise of stock options	**(6.2)**	(8.1)	**(6.2)**	(8.3)
Weighted number of participating shares outstanding (millions) – Diluted	**454.5**	452.8	**453.6**	452.1

NOTE 8 RESTRUCTURING COSTS

Restructuring costs related to the acquisition of Canada Life Financial Corporation (CLFC) incurred for the six months ended June 30, 2005 were $68 million (2004 – $110 million). Of this amount, $18 million before tax ($13 million after tax) (2004 – $18 million before tax ($13 million after tax)) was charged to income and $50 million (2004 – $92 million) was charged against the amount accrued as part of the purchase equation of CLFC. Of the $448 million total estimated restructuring costs, $413 million of these costs have been utilized with the remaining $35 million expected to be utilized in 2005. These restructuring costs are related to the elimination of duplicate systems, exiting and consolidating operations and compensation costs. These activities are expected to be substantially completed by the end of 2005.

NOTE 9 PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS

The total benefit costs included in operating expenses are as follows:

	Three months ended June 30		Six months ended June 30	
	2005	2004	**2005**	2004
Pension benefits	**18**	17	**39**	37
Other benefits	**13**	15	**25**	31
	31	32	**64**	68

NOTE 10 SECURITIZATIONS

During the second quarter, IGM securitized $83 million (2004 – nil) of residential mortgages through sales to commercial paper conduits that in turn issued securities to investors and received net cash proceeds of $83 million (2004 – nil). IGM's retained interest in the securitized loans was valued at $3 million (2004 – nil). A pre-tax gain on sale of $2 million (2004 – nil) was recognized and reported in Net Investment Income in the Consolidated Statements of Earnings.

During the six months ended June 30, 2005, IGM securitized $132 million (2004 – $10 million) of residential mortgages through sales to commercial paper conduits that in turn issued securities to investors and received net cash proceeds of $132 million (2004 – $10 million). IGM's retained interest in the securitized loans was valued at $4 million (2004 – $0 million). A pre-tax gain on sale of $2 million (2004 – $0 million) was recognized and reported in Net Investment Income in the Consolidated Statements of Earnings.

NOTE 11 RELATED PARTY TRANSACTIONS (CHANGES SINCE DECEMBER 31, 2004 ANNUAL REPORT)

During the six months ended June 30, 2005, Great-West Life & Annuity Insurance Company (a subsidiary of Lifeco) received $414 million of funds that were invested by an affiliated company, Maxim Series Fund Inc. Lifeco recorded this transaction as premium income. All transactions were at market terms and conditions.

NOTE 12 SEGMENTED INFORMATION

Information on Profit Measure

Three months ended June 30, 2005	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	3,788				3,788
Net investment income	1,327	47		10	1,384
Fees and media income	616	532		90	1,238
	5,731	579	–	100	6,410
Expenses					
Insurance claims	4,081				4,081
Commissions	331	177		(4)	504
Operating expenses	621	136		117	874
Financing charges	49	23		14	86
	5,082	336	–	127	5,545
	649	243	–	(27)	865
Share of earnings of affiliates			52	(2)	50
Other income – net	(11)		9	–	(2)
Earnings before the following	638	243	61	(29)	913
Income taxes	152	74		6	232
Non-controlling interests	279	104	21	(17)	387
Contribution to consolidated net earnings	207	65	40	(18)	294

Information on Profit Measure

Three months ended June 30, 2004	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	3,940				3,940
Net investment income	1,357	37		9	1,403
Fees and media income	587	487		91	1,165
	5,884	524	–	100	6,508
Expenses					
Insurance claims	4,333				4,333
Commissions	314	154		3	471
Operating expenses	639	127		110	876
Financing charges	50	23		16	89
	5,336	304	–	129	5,769
	548	220	–	(29)	739
Share of earnings of affiliates			62	(1)	61
Other income – net	(9)		14	8	13
Earnings before the following	539	220	76	(22)	813
Income taxes	130	67		4	201
Non-controlling interests	224	94	25	(13)	330
Contribution to consolidated net earnings	185	59	51	(13)	282

NOTE 12 SEGMENTED INFORMATION (CONTINUED)

Information on Profit Measure

Six months ended June 30, 2005	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	**8,316**				**8,316**
Net investment income	**2,619**	**97**		**9**	**2,725**
Fees and media income	**1,230**	**1,055**		**175**	**2,460**
	12,165	**1,152**	**–**	**184**	**13,501**
Expenses					
Insurance claims	**8,897**				**8,897**
Commissions	**660**	**353**		**(11)**	**1,002**
Operating expenses	**1,251**	**279**		**237**	**1,767**
Financing charges	**97**	**45**		**30**	**172**
	10,905	**677**	**–**	**256**	**11,838**
	1,260	**475**	**–**	**(72)**	**1,663**
Share of earnings of affiliates			**63**	**(5)**	**58**
Other income – net	**(18)**		**10**	**2**	**(6)**
Earnings before the following	**1,242**	**475**	**73**	**(75)**	**1,715**
Income taxes	**301**	**145**		**7**	**453**
Non-controlling interests	**540**	**203**	**25**	**(32)**	**736**
Contribution to consolidated net earnings	**401**	**127**	**48**	**(50)**	**526**

Information on Profit Measure

Six months ended June 30, 2004	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	7,351				7,351
Net investment income	2,715	79		7	2,801
Fees and media income	1,119	965		161	2,245
	11,185	1,044	–	168	12,397
Expenses					
Insurance claims	8,102				8,102
Commissions	605	298		(7)	896
Operating expenses	1,278	263		219	1,760
Financing charges	102	47		31	180
	10,087	608	–	243	10,938
	1,098	436	–	(75)	1,459
Share of earnings of affiliates			68	(1)	67
Other income – net	(18)		16	2	–
Earnings before the following	1,080	436	84	(74)	1,526
Income taxes	267	135		(3)	399
Non-controlling interests	455	185	28	(30)	638
Contribution to consolidated net earnings	358	116	56	(41)	489

Power Corporation of Canada

NOTE 13 SUBSEQUENT EVENTS

On May 12, 2005, Canada Life (a subsidiary of Lifeco), through its wholly owned United Kingdom subsidiary, Canada Life Limited, entered into an agreement to acquire the assets and liabilities associated with the in-force annuity in payment business of Phoenix & London Assurance Company Limited, part of the Resolution Life Group which is based in the United Kingdom. The assets and liabilities were valued at $5.1 billion as at December 31, 2004. Under the agreement, from July 1, 2005, Canada Life Limited assumed 100% of this business block on an indemnity reinsurance basis and, subject to the sanction of the Court in London, this reinsured business is expected formally to transfer to Canada Life Limited on December 31, 2005. Although the final transaction amount will depend on the value of the liabilities at the date of closing, it is anticipated to result in an increase in invested assets and a corresponding increase in policyholder liabilities of approximately $5.1 billion.

On July 21, 2005, Lifeco entered into an agreement with a syndicate of underwriters under which the underwriters have agreed to buy 12,000,000 4.85% Non-cumulative First Preferred Shares Series H from Lifeco for sale to the public at a price of $25 per Preferred Share, representing an aggregate issue amount of $300 million. Lifeco has granted the underwriters an option to purchase up to an additional 2,000,000 Preferred Shares. The offering is expected to close August 12, 2005.